SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)
Solicitation/ Recommendation Statement under
Section 14(d)(4)
of the Securities Exchange Act of 1934

Tickets.com, Inc.
(Name of Subject Company)
Tickets.com, Inc.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.000225 Per Share
(Title of Class of Securities)
88633 M101
(CUSIP Number of Class of Securities)

Robert F. Murphy
General Counsel
Tickets.com, Inc.
555 Anton Boulevard, 11th Floor
Costa Mesa, California 92626
(714) 327-5400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the persons filing statement)

With copies to:
Frank M. Placenti
Bryan Cave LLP
Two North Central Avenue, Suite 2200
Phoenix, Arizona 85004
(602) 364-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
      (a) The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, and together with any Exhibits or Annexes hereto, the “Schedule 14D-9”) relates is Tickets.com, Inc., a Delaware corporation (“Tickets.com” or “Company”). The address of the principal executive office of the Company is 555 Anton Boulevard, 11th Floor, Costa Mesa, California 92626. The Company’s telephone number at its principal executive office is (714) 327-5400.
      (b) The title of the subject class of equity securities is Tickets.com’s common stock, par value $0.000225 per share (“Common Stock”). As of February 8, 2005, there were 9,683,523 shares of Common Stock outstanding.
      (c) The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has not filed periodic reports under the Exchange Act since its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Therefore, Tickets.com is considered a delinquent filer. In addition, the Common Stock is not traded on any exchange or listed on a national quotation system. However, certain securities firms quote the Common Stock for trading on the over the counter market operated by Pink Sheets LLC (the “Pink Sheets”).
      On February 14, 2005, Tickets.com filed a Form 8-K which included audited financial statements as of and for the fiscal year ended December 31, 2003, but did not contain audited financial statements for any other periods. PricewaterhouseCoopers LLP (“PWC”) conducted the audit of Tickets.com’s 2003 financial statements. PWC’s audit report expressed an unqualified opinion on the financial statements but did include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.
      During the preparation of its 2003 financial statements, management of the Company identified material weaknesses in Tickets.com’s system of internal controls over financial reporting. Despite its efforts to date, management of Tickets.com believes that the Company’s internal controls are not effective to prevent or detect material misstatements. These material weaknesses are described in the Form 8-K regarding the audited financial statements for the fiscal year ended December 31, 2003. The audited financial statements were filed as Exhibit 99.1 to the Form 8-K. That Form 8-K, dated and filed on February 14, 2005, with a filing date of February 15, 2005, has been filed as Exhibit (e)(10) and is incorporated herein by reference. Tickets.com has not issued financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) for any period subsequent to December 31, 2003. The Company has not issued audited financial statements for the fiscal year ended December 31, 2002, and subsequent to the issuance of the Company’s audited financial statements for the fiscal year ended December 31, 2001, the Company determined that the audited financial statements for the fiscal year ended December 31, 2001, would require restatement and reaudit. The Company has no plans to do the foregoing prior to completion of the Offer described herein.
      Notwithstanding the filing of its 2003 audited financial statements, Tickets.com will continue to be considered a delinquent Securities and Exchange Commission (“SEC”) filer until all required Exchange Act reports have been filed. Tickets.com does not believe that it will be in a position to resume the preparation of the financial statements in accordance with GAAP for fiscal year 2002 or begin the work necessary to prepare financial statements in accordance with GAAP for the 2004 fiscal year until June 2005, at the earliest. Even assuming the preparation of the financial statements for 2002 and 2004 can be initiated and completed during the latter half of 2005, there is no current estimate as to when the audits of the 2002 and 2004 financial statements could be completed.
      As a result of these circumstances, stockholders are advised:

•	there is no current active trading market for the Common Stock, other than moderate trading on the Pink Sheets;

•	the historical financial information available to stockholders concerning Tickets.com is more limited than that customarily available to stockholders when evaluating transactions such as the Offer and Merger discussed herein;

•	the published financial statements of Tickets.com for 2003 are not comparable to any other financial statements of the Company;

•	the 2003 operating results are not necessarily indicative of future operating results, and the Company has received an explanatory paragraph from its auditor regarding the substantial doubt about its ability to continue as a going concern; and

•	the Company is not providing audited or unaudited financial statements prepared in accordance with GAAP as of or for any periods prior to or following the year ended December 31, 2003.

Item 2.	Identity and Background of Filing Person
      Name and Address. The filing person is the subject company. Tickets.com’s name, business address and business telephone number are stated in Item 1(a) above.
      Tender Offer. This Schedule 14D-9 relates to the tender offer by MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent” or “MLBAM”), to purchase all of the issued and outstanding shares of Common Stock (the “Share(s)”), at a purchase price of $1.10 per Share, net to the seller in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February  17, 2005 (the “Offer to Purchase”), included in Purchaser’s Tender Offer Statement on Schedule TO filed with the SEC on February 17, 2005 (as amended or supplemented from time to time, the “Schedule TO”), and the related Letter of Transmittal (which together collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule 14D-9, are being mailed to stockholders together with this Schedule 14D-9, and are incorporated herein by reference. MLBAM is the interactive media and internet company of Major League Baseball.
      Merger Agreement. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 14, 2005, by and among Parent, Purchaser and Tickets.com (the “Merger Agreement”). The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Tickets.com (the “Merger”), with Tickets.com surviving as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement filed as Exhibit 2.1 to the Company’s Form 8-K dated February 15, 2005, has been filed as Exhibit (e)(3) and is incorporated herein by reference. That Form 8-K has been filed as Exhibit (e)(11) and is incorporated by reference.
      Notwithstanding any other provision of the Offer or Merger Agreement to the contrary (except for the provisions of Section 1.01(b) of the Merger Agreement which shall remain applicable), Purchaser shall not accept for payment or pay for any tendered Shares if there shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares which, together with the shares of Common Stock into which the warrants and shares of preferred stock to be acquired by Purchaser pursuant to the Securities Purchase Agreement are exercisable or convertible, represents at least 90% of all of the Shares assuming the exercise of such warrants and conversion of such preferred stock into Common Stock (the “90% Minimum Condition”). (See “Securities Purchase Agreement and Stockholder Agreements” below).
      At the effective time of the Merger (the “Effective Time”), should it occur, each Share (other than (i) shares of Common Stock held in the treasury of Company, (ii) Shares owned by any Company subsidiary, (iii) Shares owned by Parent and any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, and (iv) other Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under Section 262 of the DGCL), will be cancelled and converted into the right to receive the Offer Price. Following the Merger, should it occur, Tickets.com will file a certification on Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4 thereunder and suspend Tickets.com’s reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 thereunder.

      If the Company, Parent or Purchaser terminates the Merger Agreement in the manner described in Section 7.02(b) thereof, the Company must pay Parent $2.5 million in accordance with the terms thereof. The summary and description of the Merger Agreement in Section 10 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(3) hereto and is incorporated herein by reference.
      Material Federal Income Tax Consequences. Any receipt of cash consideration in the Offer or the Merger may be a taxable transaction for U.S. federal income tax purposes. The Company encourages each stockholder to consult with his or her tax advisor about the particular effect the proposed transactions will have on their U.S. federal income taxes. A discussion of the material U.S. federal income tax considerations relating to the Offer and the Merger is included in Section 5 of the Offer to Purchase filed by Purchaser and is incorporated herein by reference.
      Securities Purchase Agreement and Stockholder Agreements. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Securities Purchase Agreement and four separate Stockholder Agreements in order to facilitate the successful completion of the Offer and Merger.
      The Parent and Purchaser entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated February 14, 2005, with General Atlantic Partners 54, L.P., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P. and GapStar, LLC, pursuant to which Purchaser agreed to purchase 100% of the Company’s issued and outstanding Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock (the “Series G Preferred Stock”) and all of the Series F Senior Cumulative Redeemable Preferred Stock (the “Series F Preferred Stock,” and together with the Series G Preferred Stock, the “Preferred Stock”) beneficially owned by these entities, and all warrants to purchase Common Stock beneficially owned by these entities. These entities collectively own 81% of the outstanding Series F Preferred Stock. Upon consummation of the transactions contemplated by the Merger Agreement, assuming that all Preferred Stock and warrants owned by these entities will be converted into Common Stock, Parent and Purchaser will control 18,883,126 Shares out of the 30,017,708 Shares that will then be outstanding. These 18,883,126 Shares represent 70% of the 27,015,938 Shares necessary to satisfy the 90% Minimum Condition and complete the Merger.
      The Parent and Purchaser also entered into a Stockholder Agreement, dated February 14, 2005, with International Capital Partners, Inc. Profit Sharing Trust (“ICP”), and a similar Stockholder Agreement, dated February 14, 2005, with Sports Capital Partners, LP, Sports Capital Partners (Cayman Islands), LP and Sports Capital Partners CEV, LLC (together with ICP, the “Other Series F Holders”), whereby these entities agreed to convert the Series F Preferred Stock beneficially owned by them into shares of Common Stock pursuant to the terms of the Series F Preferred Stock and to tender all Shares beneficially owned in the Offer. These entities collectively own 19% of the Series F Preferred Stock issued and outstanding, and also own collectively 148,406 Shares. As a result, pursuant to these Stockholder Agreements, the Other Series F Holders will tender 1,599,465 Shares in the Offer.
      The Parent and Purchaser also entered into a similar Stockholder Agreement, dated February 14, 2005, with General Atlantic Partners 46, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 74, L.P., GapStar LLC, GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. (collectively referred to as the “GAP Entities”) whereby the GAP Entities will tender all Shares beneficially owned by them in the Offer. The GAP Entities collectively beneficially own 1,459,211 Shares.
      The Parent and Purchaser have also entered into a similar Stockholder Agreement, dated February 14, 2005, with Competiber, S.A., Ignacio Suárez-Zuloaga, Ramon Suárez and Valor XXI SICAV, S.A (collectively, the “Competiber Group”), pursuant to which the Competiber Group agreed to tender all Shares beneficially owned by them in the Offer. The Competiber Group beneficially owns 2,535,394 Shares.
      These Stockholder Agreements will terminate upon the earlier of the completion of the Merger or the termination of the Merger Agreement. Termination of the Merger Agreement is discussed in Section 7 of the Merger Agreement, which is Exhibit (e)(3) hereto and is incorporated herein by reference.

      The summary and description of these agreements in Section 10 of the Offer to Purchase are incorporated herein by reference. Such summary and description, and the description contained herein, are qualified in their entirety by reference to the agreements, which are Exhibits (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) hereto and are incorporated herein by reference.
      As a result of these agreements, 24,477,196 Shares, or approximately 82% of the Shares on a fully diluted basis (assuming the conversion of all Preferred Stock and the exercise of all warrants acquired from the GAP Entities), will be tendered in the Offer or otherwise purchased by the Purchaser following consummation of the Offer. These Shares will count towards satisfaction of the 90% Minimum Condition.
      As set forth in the Schedule TO, the principal executive office of Parent is MLB Advanced Media, L.P., 75 Ninth Avenue, New York, New York 10011, and its telephone number is (212) 485-3444. As set forth in the Schedule TO, the principal executive office of Purchaser is MLBAM Acquisition Corp., c/o MLB Advanced Media, L.P., 75 Ninth Avenue, New York, New York 10011, and its telephone number is (212) 485-3444.
      All information contained in this Schedule 14D-9 with respect to Tickets.com and its advisors has been provided by Tickets.com. All information in this Schedule 14D-9 or incorporated into this Schedule 14D-9 by reference concerning Purchaser or Parent, or actions or events with respect to either of them, was provided by Purchaser or Parent, respectively. Although Tickets.com does not have any knowledge that would indicate that any statements contained herein based upon information provided by Parent or Purchaser are untrue, Tickets.com takes no responsibility for the accuracy, validity or completeness of such information or for any failure by Parent or Purchaser to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Tickets.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements; Conflicts of Interest
      In considering the recommendations of the Special Committee in favor of the Offer, stockholders of Tickets.com should be aware that certain members of the Board and certain executive officers of Tickets.com may have interests in the Offer and the Merger that are different from, or in addition to, the interests of Tickets.com stockholders generally. These interests may present them with a conflict of interest. Each material agreement, arrangement or understanding between Tickets.com or its affiliates and (i) its executive officers, directors and affiliates or (ii) Parent, Purchaser and any of their respective executive officers, directors and affiliates, that may create an actual or potential conflict of interest is disclosed in this Item 3 (“Past Contacts, Transactions, Negotiations and Agreements; Conflicts of Interest”) or in Item 4 (“The Solicitation or Recommendation”) of this Schedule 14D-9.
      Such interests relate to or arise from, among other things, each of the following: (i) members of the Tickets.com executive management team are parties to agreements that provide for certain severance payments and benefits upon termination of their employment within a certain period of time prior to or after a change in control, including the Merger; (ii) certain Tickets.com executives are parties to change in control bonus agreements which provide for bonuses following a change in control, including the Offer, Merger, and the transactions contemplated thereby; (iii) the terms of the Merger Agreement provide for the continued indemnification of current directors and officers of Tickets.com; (iv) members of the Board receive fees in connection with their service on the Board; (v) members of the Special Committee receive fees in connection with their service on the Special Committee; (vi) certain members of the Board and executive management team beneficially own Shares, warrants and/or Preferred Stock, or are affiliated with persons or entities which beneficially own Shares, warrants and/or Preferred Stock; and (vii) certain members of the Board and executive management team own options to acquire shares of Common Stock. The Special Committee and the Board were aware of these agreements, arrangements and understandings, and any actual or potential conflicts of interest, and considered them along with the other matters described below in Item 4 (“The Solicitation or Recommendation”).
      The members of the Board are C. Ian Sym-Smith, Ronald Bension, Nicholas Sinacori, J.L. Davies, Braden R. Kelly, Jack Henry and Grant Lyon. The members of the Special Committee are C. Ian Sym-Smith, Jack Henry and Grant Lyon.

Effects of the Offer and the Merger With Respect to Tickets.com’s Executive Officers
      Tickets.com is a party to employment agreements with six executives, including the following executive officers: Ronald Bension, the Chief Executive Officer and a director; Christian O. Henry, the Chief Financial Officer; Carl Thomas, the Executive Vice President of Marketing & Sales; and Robert F. Murphy, the General Counsel. The employment agreements provide for severance benefits upon termination of the executives’ employment which, except for Mr. Bension, are increased in the event of certain terminations following a change in control of Tickets.com. In addition, these officers and three others are parties to change in control bonus agreements which provide bonuses upon certain changes in control of the Company.
      For the purposes of these employment agreements, a “change in control” is defined as a change in ownership or control of the Company effected through any of the following transactions: (i) a merger, consolidation or other reorganization unless securities representing 75%, 50% in the case of Mr. Bension, or more of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction; (ii) a sale, transfer or other disposition of all or substantially all of the Company’s assets; or (iii) a transaction or series of related transactions approved or recommended by the Board of Directors of the Company (or a committee of the Board of Directors) resulting in the acquisition, directly or indirectly, by any person or related group of persons (other than (a) a person that directly or indirectly controls, is controlled by, or is under common control with, the Company or (b) General Atlantic Partners, LLC or any affiliate thereof), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of either (A) securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities or (B) securities possessing total combined voting power sufficient to elect a majority of the Board of Directors of the Company, from a person or persons; provided, however, if the transaction or series of related transactions approved or recommended by the Board of Directors of the Company (or a committee of the Board) includes a proposed tender offer to be followed by a second-step merger to acquire any shares that were not tendered, then a “Change in Control” for purposes of the agreements shall only be deemed to have occurred if and when one of the following has also occurred: (1) the consummation of the second-step merger of the Company with the other entity; (2) sixty (60) days have passed since the closing of the tender offer; or (3) ten (10) days have passed since the proposed tender offer has been abandoned or terminated pursuant to its terms (“Change in Control”).
      These employment agreements were recently amended to clarify that a “Change in Control” could be the result not only of a single transaction, but also a series of related transactions, and to further provide that if a transaction or a series of related transactions would otherwise constitute a Change in Control, but such transaction(s) includes a proposed tender offer to be followed by a second-step merger, then a Change in Control shall not be deemed to have occurred until the earlier of (a) the consummation of the merger, (b) sixty (60) days after the closing of the tender offer, or (c) ten (10) days after the abandonment or termination of the tender offer. While the definition of “Change in Control” was modified, the severance amounts remained unchanged. The definition of Change in Control was clarified to ensure continuity of service following the completion of any tender offer but prior to consummation of a second-step merger and to avoid any potential delay in completing a second-step merger. For purposes of these employment agreements, a Change in Control will occur upon completion of the Merger.
      Severance Payments. Certain executive officers of Tickets.com have employment agreements that provide for severance payments in the event that the executive is terminated.
      Under Mr. Bension’s employment agreement, upon termination of his employment in certain circumstances, including his resignation for “good reason”, he will be entitled to: (a) any annual salary and other benefits earned and accrued; (b) a lump sum severance payment upon termination equal to eighteen (18) months of annual salary and automobile allowance; (c) a pro-rata portion of any bonus he would have received had he remained employed for the full calendar year; (d) reimbursement for health insurance benefits for eighteen (18) months following such termination; (d) continuation of payments under a supplemental retirement plan for a period of eighteen (18) months following such termination;

(e) acceleration and immediate vesting of all stock options to purchase shares of the Company’s Common Stock granted to him which would have vested and become exercisable pursuant to the scheduled vesting for such options had he continued as an employee of the Company for eighteen (18) months following such termination; and (f) the right to exercise any and all vested stock options to purchase shares of the Common Stock then held by him for a period of twelve (12) months following such termination or, if such termination occurs within twenty-four (24) months following a corporate transaction or change in control (as those terms are defined in the applicable stock option agreements), then for a period of eighteen (18) months following such termination (after which they expire and are no longer exercisable); provided, however, that in no event will the exercise period extend later than the expiration term of such option. A Change in Control constitutes “good reason” under Mr. Bension’s employment agreement and as a result, following the completion of the Merger, he can terminate his employment with the Company and receive these benefits.
      The Company has also entered into employment agreements with Messrs. Henry, Thomas and Murphy, whereby if the executive is terminated following a Change in Control without cause or he terminates his employment for good reason, in addition to the benefits he would otherwise receive upon such termination, each executive will receive: (a) a lump sum severance payment equal to twelve (12) months annual salary and automobile allowance, (b) a pro-rata portion of any bonus he would have received if he had remained employed for the full calendar year; and (c) reimbursement for health insurance benefits for twelve (12) months following such termination.
      These employment agreements have been filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to a Form 8-K filed on February 15, 2005, which has been filed as Exhibit (e)(12) herein and is incorporated herein by reference.
      Change in Control Bonus Payments. On February 15, 2005, the Company filed a Form 8-K announcing amendments to certain change in control bonus agreements with its executive officers. The change in control bonus agreements use the defined term “qualifying acquisition” which is substantially the same as the term Change in Control. The change in control bonus agreements were revised to amend the definition of “qualifying acquisition” to reflect the same changes as were made to the definition of Change in Control in the executive employment agreements and to make the executives eligible to receive the change in control bonus if they are terminated within 60 days prior to any qualifying acquisition, rather than the 30 days previously provided. These agreements were also revised to provide that, in the event that the Company does not pay a change in control bonus within five (5) business days after it becomes due and payable, the executive entitled to such bonus has the right to receive, in addition to the bonus, interest thereon at the rate of 10% per annum until paid in full. In order to receive the change in control bonus, each executive with a change in control bonus agreement must now first sign a release of certain claims against the Company. Finally, the change in control bonus agreements were modified to expand the definition of “acquisition proceeds” to include not only proceeds received by the Company’s common and preferred stockholders in a qualifying acquisition, but also, in the event of a tender offer, proceeds that could have been received by all of the Company’s stockholders if all Shares had been tendered (“Acquisition Proceeds”).
      Under the change in control bonus agreements with the executives, if a qualifying acquisition were to occur, Messrs. Bension, Henry, Thomas and Murphy will receive a bonus calculated as a percentage of the Acquisition Proceeds. If the Offer and Merger are completed, Mr. Bension will receive a bonus of 2.5% of the Acquisition Proceeds and Messrs. Henry, Murphy and Thomas will each receive a bonus of 0.6% of the Acquisition Proceeds. In addition, under similar agreements, three other executives will receive a combined 0.925% of the Acquisition Proceeds. Acquisition Proceeds from the transactions contemplated by the Securities Purchase Agreement, the Offer and the Merger are expected to be $66,513,569, which will result in $3,475,334 in aggregate bonuses under these agreements. To ensure payment of these bonuses following the Merger, Parent has agreed to deposit the aggregate change in control bonus amount with an escrow agent. In the event the Company fails to pay the bonuses when due following the Merger, each applicable executive can require payment from the escrow agent.
      The change in control bonus agreements with the executive officers were filed as Exhibits 10.5, 10.6, 10.7 and 10.8 to the Form 8-K filed on February  15, 2005, which has been filed as Exhibit (e)(12) herein and is incorporated herein by reference. The escrow agreement among such executive officers and Parent and Purchaser is attached as Exhibit (e)(9) hereto and is incorporated herein by reference.
      Stock Options. The Company has entered into agreements with its directors and executive officers which provide that, upon closing of the Offer, all outstanding options to acquire shares of Common Stock at an exercise price in excess of $1.10 per share held by them will automatically be cancelled and terminated without any payment. As a result, options to purchase a total of 704,859 shares of Common Stock will be cancelled upon closing of the Offer.
      Pursuant to the terms of the Company’s stock option plans, substantially all of the outstanding options to acquire shares of Common Stock will automatically accelerate and become exercisable immediately prior to the Merger and terminate on the closing of the Merger. Holders of such options can not currently exercise their options due to the Company’s SEC delinquent filer status, which prevent it from filing a registration statement covering the shares to be issued upon exercise of such options. In order to provide these option holders with the same economic benefit they could receive if they exercised their options and tendered the Shares received in the Offer, the Compensation Committee of the Board of Directors of Tickets.com has provided that holders of options at the commencement of the Offer with an exercise price less than the Offer Price will be entitled to receive, upon cancellation of their outstanding options due to the Merger, a cash payment from the Company in an amount equal to the number of shares of Common Stock they would have received upon exercise of their options multiplied by the excess of the Offer Price over the exercise price of such option. As a result, 138 employees of the Company will receive $129,101, including Messrs. Henry and Murphy who will each be entitled to a cash payment of $10,000 with respect to their canceled options.
Effects of the Offer and the Merger With Respect to Tickets.com’s Board of Directors
      Director and Officer Indemnification; Insurance. The Merger Agreement provides that regardless of whether the Merger becomes effective, Tickets.com shall indemnify and hold harmless and shall pay expenses to the present and former directors and officers of Tickets.com, and each person who prior to the latter to occur of the Closing or the Effective Time of the Merger (as those terms are defined in the Merger Agreement) becomes an officer or director of the Company (each an “Indemnified Person”), in respect of acts or omissions by any of them in their capacities as such occurring at or prior to the latter to occur of the Closing or the Effective Time (including, without limitation, for acts or omissions occurring in connection with this Agreement and the consummation of the Merger) (collectively, the “Indemnified Losses”) to the fullest extent permissible under law and under the Certificate of Incorporation and the Bylaws of the Company for a period of seven (7) years and one (1) business day after the date hereof.
      The Merger Agreement also provides that, commencing at the latter to occur of the Closing or the Effective Time and for seven (7) years and one (1) business day after the latter to occur of the Closing or the Effective Time, Parent agrees that the Bylaws of the Surviving Corporation (as that term is defined in the Merger Agreement) shall provide that the Surviving Corporation shall indemnify and hold harmless, and shall pay expenses to, the Indemnified Persons, in respect of Indemnified Losses to the fullest extent permissible under law and, in any event, on terms no less favorable than the terms of the Certificate of Incorporation and the Bylaws of Tickets.com in effect immediately prior to the latter to occur of the Closing or the Effective Time. Such provisions of the Surviving Corporation’s certificate of incorporation and bylaws relating to the indemnification of Indemnified Persons for Indemnified Losses shall not be amended, modified, repealed or rescinded for a period of seven (7) years and one (1) business day after the latter to occur of the Closing or the Effective Time in any manner that would materially and adversely effect the rights of Indemnified Persons thereunder, unless such modification shall be required by law. Without limiting the generality of the foregoing, the Indemnified Losses shall include reasonable costs of prosecuting a claim under Section 5.12(b) of the Merger Agreement, which sets forth the commitments described in this paragraph. Parent shall cause the Surviving Corporation to honor, assume and perform the obligations of Tickets.com in the place and stead of the Company under any and all indemnification agreements between the Company and any such Indemnified Persons in existence on the Closing Date (which agreements have been made available by Tickets.com to the Parent).

      In addition, in the Merger Agreement, Parent and Purchaser agree that commencing at the latter to occur of the Closing or the Effective Time and for six (6) years and one (1) business day after the latter to occur of the Closing or the Effective Time, Parent or Purchaser shall obtain and provide at its expense, or shall cause the Surviving Corporation to obtain and provide at its expense (and shall provide evidence to Tickets.com that the Parent has obtained and provided or caused the Surviving Corporation to obtain or provide same on or before the Closing), officers’ and directors’ liability insurance or officers’ and directors’ liability tail insurance policies with respect to acts or omissions occurring prior to the latter to occur of the Closing or the Effective Time (including, without limitation, for acts or omissions occurring in connection with this Agreement and the consummation of the Merger) covering each Indemnified Person on terms with respect to coverage and amount (including with respect to the payment of attorney’s fees) no less favorable than those of Tickets.com’s policies in effect or bound on the date hereof (the “D&O Tail Insurance”); provided, however, that if the foregoing would otherwise require Parent, Purchaser or Surviving Corporation to collectively pay in excess of $787,000 in additional aggregate premiums to obtain such tail insurance, then the obligations set forth above shall extend only to obtaining such policies with respect to coverage and amount that can be obtained for a maximum of $787,000 in aggregate premiums.
      The Merger Agreement provides that the rights of each Indemnified Person and his or her heirs and legal representatives described in the preceding paragraphs shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
      The Special Committee believes that the foregoing provisions relating to indemnification and D&O Tail Insurance are customary in transactions of this type. For additional information on the indemnification and insurance provisions of the Merger Agreement, see Section 10 of the Offer to Purchase, which is incorporated herein by reference.
      Director Affiliations with Holders of Preferred Stock. Three of the Company’s directors, Braden R. Kelly, Nicholas Sinacori and J.L. Davies, are affiliated with holders of Preferred Stock. These directors do not serve on the Special Committee of the Board that has considered the Offer and recommended it to holders of the Shares.
      Formation of the Special Committee of the Board of Directors. On August 30, 2004, the Board of Directors of Tickets, in furtherance of its fiduciary duties, determined to establish a Special Committee of independent (non-employee) directors unaffiliated with the Company’s preferred stockholders to evaluate, and if appropriate approve, the MLBAM transaction, as well as any alternatives to it (the “Special Committee”). Due to the various affiliations of the other directors, only two of Tickets.com’s then current directors, Ian Sym-Smith and Thomas Gimple were appointed to serve on the Special Committee.
      On September 7, 2004, the Board was notified that Mr. Gimple had resigned as a result of a health condition. Recognizing a preference for a Special Committee comprised of more than one director, Tickets.com sought to augment its Board and the Special Committee by adding two independent directors with no pre-existing relationship with Tickets.com or any of its preferred stockholders.
      On October 5, 2004, Jack Henry and Grant Lyon agreed to join the Board of Directors and the Board’s Special Committee. Prior to joining the Board neither Messrs. Henry nor Lyon had any prior affiliation with Tickets.com, the GAP Entities, any of their affiliates, or any holders of the Series F Preferred Stock. Following their joining the Board of Directors, the Special Committee consisted of Messrs. Henry, Lyon and Sym-Smith. The members of the Special Committee receive $5,000 per month for their service on the Special Committee. The members did not receive any compensation in connection with, or contingent upon, completion of the Offer or any other transaction.
      The Special Committee was granted full, complete and exclusive authority to consider and act upon any proposals regarding a possible change in control of a majority of the equity interest in Tickets.com or the purchase of all or substantially all of its assets. The Special Committee had the ability to engage experts, accountants, investment bankers and advisers, including legal counsel. The Special Committee was authorized to execute, deliver and perform such agreements, instruments and documents as deemed necessary or appropriate in the discharge of its duties. The Special Committee was authorized to continue in existence until such time as it recommended its dissolution.
Confidentiality Agreement
      On or about June 18, 2004, Parent and Tickets.com entered into an Agreement for Use and Nondisclosure of Confidential Information, later amended on September 16, 2004 (the “Confidentiality Agreement”). The summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and is incorporated herein by reference.
Merger Agreement
      The summary and description of the Merger Agreement and the conditions to the Offer in Section 10 and Section 14 respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Securities Purchase Agreement
      The summary and description of the Securities Purchase Agreement in Section 10 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Securities Purchase Agreement, which is Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Stockholder Agreements
      The summary and description of the Stockholder Agreements in Section 10 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholder Agreements, which are Exhibit (e)(5), (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation
      (a) Recommendations of the Special Committee
      At a meeting held on February 4, 2005, the Special Committee reviewed the status of the acquisition discussions with Parent and Purchaser. At that meeting, Perseus Advisors LLC (“Perseus”) and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”) delivered their oral opinions to the Special Committee. Perseus delivered its opinion that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Tickets.com’s common stockholders, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, from a financial point of view; and Houlihan delivered its opinion that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, (i) the aggregate consideration to be received by holders of the Preferred Stock and holders of the Shares, collectively, is fair from a financial point of view, and (ii) the consideration to be received by the holders of the Shares, other than the GAP Entities, is fair from a financial point of view. The oral opinion of Perseus was confirmed in an opinion letter dated February 14, 2005 (the “Perseus Opinion”), a copy of which is attached as Annex A to this Schedule 14D-9 as Exhibit (a)(2)(ii) and is incorporated herein by reference. Houlihan’s oral opinion was confirmed in an opinion letter dated February 14, 2005 (the “Houlihan Opinion”), a copy of which is attached as Annex B to this Schedule 14D-9 as Exhibit (a)(2)(iii) and is incorporated herein by reference. The Perseus Opinion and Houlihan Opinion are described in more detail in subpart (d), below.
      At the conclusion of the meeting, the Special Committee unanimously (i) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of the Shares, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, (ii) approved and declared advisable the

Offer and recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer, and (iii) recommended to the Tickets.com Board of Directors that it approve and declare advisable the Merger and recommend it to the Company’s Stockholders.
      The Special Committee recommends that the holders of the Shares accept the Offer and tender their Shares pursuant thereto. A letter to the Tickets.com stockholders communicating the Special Committee’s recommendation and the joint press release issued by the Company, Parent and Purchaser announcing the execution of the Merger Agreement are Exhibits (a)(2)(i) and (a)(2)(iv), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.
      (b)(i) Background of the Offer
      MLBAM and Tickets.com have had a commercial relationship since June 2000. Tickets.com currently provides ticketing services to 11 Major League Baseball teams through a non-exclusive licensing agreement with MLBAM.
      During the Spring of 2004, preliminary discussions were initiated between MLBAM and Tickets.com regarding a possible acquisition of Tickets.com by MLBAM. However, these preliminary discussions did not lead to MLBAM making an acquisition proposal or any acquisition agreement between MLBAM and Tickets.com.
      During the Spring of 2004, four potential acquirors (other than MLBAM) contacted Ronald Bension, Tickets.com’s Chief Executive Officer, regarding a possible strategic partnership or transaction. Various preliminary discussions were held with each of these parties ranging from conference calls to in-person introductory meetings. None of these preliminary meetings led to any acquisition proposal or agreement.
      On June 23, 2004, following a meeting of Tickets.com’s Board of Directors, Tickets.com formally engaged Perseus, an investment banking and advisory firm, to explore strategic alternatives to maximize value for stockholders, including a possible sale of the Company. Tickets.com selected Perseus based on its expertise and experience as an investment banking and advisory firm and its experience in the industry in which Tickets.com operates.
      During a Board Meeting on June 23, 2004, Perseus presented to the Board its preliminary views on valuation of Tickets.com based on limited, unaudited financial information provided to Perseus by Tickets.com management. The preliminary analysis indicated a range of values for Tickets.com of between approximately $58 million and $77 million. Perseus also presented its preliminary views on possible structures for the transaction given Tickets.com’s delinquent SEC filing status as well as its analysis of potential strategic partners/acquirors and its analysis of the liquidation preferences of the Series G and Series F Preferred Stock held primarily by the GAP Entities and certain other parties. Perseus also discussed the improbability of obtaining external financing for Tickets.com based upon its delinquent SEC filing status and the absence of current audited financial statements.
      During June, July and August, 2004, Perseus, with the assistance of Tickets.com’s management, further refined the list of potential strategic partners and developed a strategy to contact these parties. Perseus contacted 10 parties, including MLBAM and the four parties with whom Tickets.com had discussions earlier in 2004.
      Five of these parties (including MLBAM) signed Non-disclosure Agreements and three conducted initial meetings with Tickets.com’s management and limited due diligence activities.
      On July 30, 2004, Ronald Bension, Christian O. Henry, Tickets.com’s Chief Financial Officer, and representatives from Perseus met with Robert Bowman, Chief Executive Officer of MLBAM, other representatives from MLBAM, representatives from Foley & Lardner LLP (“Foley”), counsel to MLBAM, and representatives from JP Morgan, financial advisors to MLBAM, at JP Morgan’s offices in New York City. The purpose of the meeting was to provide MLBAM with an update on Tickets.com’s business and to re-open discussions of a potential transaction. The participants also discussed possible structures for the transaction given the delinquent SEC filing status of Tickets.com and the private-company status of MLBAM. The meeting ended with agreement from all parties to move forward with exploring a potential acquisition of Tickets.com by MLBAM.
      During August 2004, MLBAM and one other potential acquiror performed preliminary due diligence on Tickets.com.
      On August 20, 2004, MLBAM delivered to Tickets.com a non-binding preliminary indication of interest pursuant to which MLBAM would purchase all of the outstanding capital stock of Tickets.com for an aggregate cash purchase price of between $55 million and $65 million.
      Between August 20, 2004, and September 7, 2004, Parent presented to Tickets.com several preliminary indication of interest letters.
      On August 30, 2004, the Board established the Special Committee and granted the Special Committee full, complete and exclusive authority to evaluate and take action with respect to certain potential business combinations. The Special Committee was granted the ability to engage experts, accountants, investment bankers and advisers, including legal counsel. The Special Committee was authorized to execute, deliver and perform such agreements, instruments and documents as deemed necessary or appropriate in the discharge of its duties and was to continue in existence until such time as it recommended its dissolution.
      On September 7, 2004, the Special Committee met to discuss the MLBAM proposal and discussions that had occurred with another potential bidder that had not yet resulted in an offer. At the meeting, the Special Committee engaged Bryan Cave LLP (“Bryan Cave”) to act as legal counsel to the Special Committee. During the meeting, the Board authorized management to negotiate and execute a written non-binding preliminary indication of interest pursuant to which MLBAM would purchase all of the outstanding capital stock of Tickets.com for an aggregate purchase price of $72.5 million. The preliminary indication of interest was conditioned upon, among other things, the delivery by Tickets.com of audited financial statements for the year ended December 31, 2003. The Special Committee agreed to a 28-day period of exclusive negotiations with MLBAM on September 9, 2004.
      At this meeting, the Board learned that Mr. Gimple resigned from the Board and Special Committee for health reasons. Believing that stockholders would be better served by a Special Committee of more than one director, the Board authorized management to recruit additional directors to serve on the Special Committee.
      Subsequent to the Company entering into the exclusivity period with MLBAM, a second party put forth a non-binding preliminary indication of interest pursuant to which the other party proposed to purchase all of the outstanding capital stock of Tickets.com for an aggregate cash purchase price of $65 million, subject to a financing contingency.
      Between September 2004, and October 2004, MLBAM performed confirmatory due diligence on Tickets.com and representatives from Foley and Bryan Cave continued to explore potential transaction structures.
      On October 8, 2004, a conference call took place among representatives from Tickets.com, MLBAM, the GAP Entities, Foley & Lardner, JP Morgan, Bryan Cave and Perseus to discuss extension of the exclusivity period as well as MLBAM’s position as to a final purchase price and its request that certain preferred stockholders of Tickets.com assume specific indemnity obligations with respect to the transaction. MLBAM requested the extension of the exclusivity period due to the fact that they had not yet been able to complete due diligence and the fact that a structure for the transaction had not yet been fully developed. On the call, representatives from Tickets.com as well as the GAP Entities requested that MLBAM put in writing the transaction structures currently being contemplated. The call resulted in the parties agreeing to extend the exclusivity period to October 31, 2004, subject to approval by the Special Committee, which occurred by way of telephone conference call on October 9, 2004.
      On October 11, 2004, Tickets.com, MLBAM and the GAP Entities executed a letter extending the exclusivity period to October 31, 2004. The letter stated that the parties would continue to discuss purchase price as well as indemnification by the preferred stockholders. The letter also outlined two potential transaction structures to be more fully explored.

      In light of the fact that Perseus would be receiving a success fee as a result of a completed transaction, at a meeting on October 13, 2004, the Special Committee determined that it would retain a second investment bank to advise the Special Committee and analyze the fairness of the MLBAM transaction (or alternatives thereto) to holders of Shares, other than the GAP Entities, from a financial point of view. A meeting was held on October 25, 2004, in order to interview representatives of two nationally recognized investment banking firms. After discussing the qualifications of both firms, the Special Committee determined to retain Houlihan to provide an independent analysis of any business combination transaction involving Tickets.com, subject to negotiation and a written engagement agreement with Houlihan. On November 23, 2004, an engagement letter was executed with Houlihan.
      The exclusivity period expired on October 31, 2004. Throughout November and December the parties continued their negotiation of transaction terms and the terms of the draft definitive agreements. The parties, through their counsel, also conducted discussions with the Staff of the SEC concerning certain structural elements of the transaction in light of Tickets.com’s delinquent SEC filer status.
      On November 23, 2004, the Special Committee met to discuss available strategic alternatives for Tickets.com, including Tickets.com’s ability to seek third party financing to sustain independent operations on favorable terms, if at all. After the Special Committee determined that a sale of Tickets.com was in the best interest of the stockholders, the Special Committee instructed Bryan Cave and Perseus to continue negotiations with MLBAM.
      The Special Committee held a meeting on December 2, 2004, with representatives of Bryan Cave and Perseus in order to receive an update on the MLBAM transaction and to receive a report on potential alternatives to the MLBAM transaction. During the meeting, representatives of Perseus reported that Tickets.com’s current ability to obtain third party financing was highly uncertain given the lack of current audited financial information, and that, if third party financing was available, the terms of such financing would likely be unattractive. Representatives of Perseus expressed the view that the MLBAM transaction was the most favorable alternative available to Tickets.com’s stockholders. The Special Committee also received a presentation from representatives of Bryan Cave regarding factors relating to Tickets.com’s lack of historical audited financial information.
      On December 16, 2004, the Special Committee held another meeting in order to receive an update on the negotiations with MLBAM.
      On January 10, 2005, the Special Committee, along with representatives of Bryan Cave, Perseus and Houlihan, met to discuss the potential transaction with MLBAM. During this meeting, both Perseus and Houlihan indicated that they were working on the analysis underlying their fairness opinions.
      On February 4, 2005, the Special Committee held a meeting with representatives of Bryan Cave, Houlihan and Perseus. At the meeting, the Special Committee reviewed the status of the acquisition discussions with Parent and Purchaser. During the meeting, Houlihan delivered its oral opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Tickets.com’s common stockholders, other than the GAP Entities, from a financial point of view. In addition, Perseus delivered its oral opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Tickets.com’s common stockholders, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, from a financial point of view. The oral opinion of Perseus was confirmed in an opinion letter dated February 14, 2005. Houlihan’s oral opinion was confirmed in an opinion letter dated February 14, 2005. The Perseus Opinion and Houlihan Opinion are described in more detail in subpart (d), below.
      The Perseus Opinion and the Houlihan Opinion are not a recommendation to any Tickets.com stockholder to tender their Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter and should not be relied upon by Tickets.com stockholders as such. The summary of the Perseus Opinion and Houlihan Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the two opinions, attached as Annex A and Annex B hereto, which should be read carefully and in their entirety.
      At the conclusion of the meeting, the Special Committee unanimously (i) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of the Shares, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, (ii) approved and declared advisable the Offer and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iii) recommended to the Tickets.com Board of Directors that it approve and declare advisable the Merger and recommend it to the Company’s stockholders.
      On February 4, 2005, the Board of Directors of Tickets.com met to consider the Merger and the recommendations of the Special Committee. At this meeting, the Board of Directors approved and declared advisable the Merger and recommend it to the Company’s stockholders.
      (b)(ii) Reasons for the Recommendations of the Special Committee
      The primary reason the Special Committee determined that each of the Offer and Merger was in the best interest of the holders of the Shares and recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, is to enable holders of Shares to sell their Shares at a premium to both (i) the $0.85 market price per share as of February 11, 2005, and (ii) the amount that the holders would be contractually entitled to receive in a sale or liquidation. In addition, the Special Committee considered the following factors as generally supporting its decision to recommend the Merger Agreement:

•	the uncertain financial prospects of Tickets.com as an independent company;

•	Tickets.com delinquent SEC filing status;

•	the fact that the Company’s auditors have expressed substantial doubt about the Company’s ability to continue as a going concern;

•	the costs associated with bringing Tickets.com into compliance with the periodic reporting requirements of the Exchange Act;

•	the all cash nature of the Offer, which provides certainty of value;

•	the fact that an all cash offer could be completed in a minimal amount of time;

•	the fact that the discussions with four potential acquirors that contacted Tickets.com during the Spring of 2004 did not lead to a superior acquisition proposal or agreement;

•	the fact that only one other potential acquiror submitted an offer to acquire the Company, which offer was contingent upon the potential acquiror being able to raise the necessary capital for the acquisition and was less favorable than the offer by MLBAM;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	the analysis of Perseus that, as of February 14, 2005, and based upon the factors and subject assumptions, qualifications and limitations set forth in their opinion, the consideration to be received in the Offer is fair, from a financial point of view, to the holders of the Shares, other than the GAP Entities and any other holders of Preferred Stock and their affiliates;

•	the analysis of Houlihan that, as of February 14, 2005, and based upon the factors and subject assumptions, qualifications and limitations set forth in their opinion, (i) the aggregate consideration to be received by holders of the Preferred Stock and holders of the Shares, collectively, is fair from a financial point of view, and (ii) the consideration to be received by the holders of the Shares, other than the GAP Entities, is fair from a financial point of view;

•	the fact that majority holders of the Series F and G Preferred Stock agreed to sell their shares to Purchaser and the Other Series F Holders agreed to convert their shares to Common Stock and tender those Shares in the Offer thereby significantly increasing the likelihood of satisfying the 90% Minimum Condition;

•	the fact that holders of 4,143,859 Shares have agreed to tender their Shares in the Offer, thereby significantly increasing the likelihood of satisfying the 90% Minimum Condition;

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•	gains from the receipt of cash by certain stockholders in either the Offer or Merger may be taxable for U.S. federal income tax purposes;

•	the fact that the Merger Agreement was the result of extensive negotiations between MLBAM and its financial and legal advisors, on the one hand, and Tickets.com through the Special Committee, its financial and legal advisors on the other hand;

•	the fact that, if the Merger occurs, the holders of Shares who do not support the Merger have the ability to obtain “fair value” for their Shares if they properly perfect and exercise their appraisal rights in accordance with Section 262 of the DGCL;

•	the conclusion of the Special Committee, based on arms-length negotiations with Parent and Purchaser, that $1.10 per share of the Shares represents the highest price that Parent and Purchaser are willing to pay and is likely to be the highest price reasonably attainable for Tickets.com’s stockholders; and

•	the fact that the Merger Agreement permits the Special Committee to accept a superior proposal upon payment of a termination fee to MLBAM of $2.5 million, which the Special Committee regards as reasonable and customary for a transaction of this size and nature.
      The foregoing discussion of the information and factors considered by the Special Committee is not exhaustive, but includes all material factors considered by the Special Committee, including factors that support the Offer and Merger as well as those that weigh against it. In view of the wide variety of factors considered by the Special Committee in connection with its evaluation of the Offer and the complexity of these matters, the Special Committee did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Special Committee evaluated the factors described above, including asking questions of Tickets.com legal and financial advisors. In considering the factors described above, individual members of the Special Committee may have given different weights to different factors.
      Based on the experience and judgment of its members, the Special Committee unanimously (i) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of the Shares, other than the GAP Entities and any holders of Preferred Stock and their affiliates, (ii) approved and declared advisable the Offer and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iii) recommended to the Tickets.com Board of Directors that it approve and declare advisable the Merger and recommend it to the Company’s stockholders.
      (c) Intent to Tender
      After reasonable inquiry and to Tickets.com’s knowledge, (i) each executive officer and (ii) each director of Tickets.com that is not affiliated with any holder of preferred shares, currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer. The total number of Shares expected to be tendered by executive officers and directors of Tickets.com is 100,000 Shares, or less than 1% of the total outstanding as of February 8, 2005.
      As noted in Item 2 (“Identity and Background of Filing Person”) and Item 3 (“Past Contacts, Transactions, Negotiations and Agreements; Conflicts of Interest”) above, concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Securities Purchase Agreement and four separate Stockholder Agreements with entities that hold all of the Series F and G Preferred Stock, warrants to purchase 1,824,962 shares of Common Stock, and 4,143,011 Shares. As a result of these agreements, assuming conversion of all Preferred Stock and exercise of all warrants acquired in connection with the Securities Purchase Agreement, the Parent and Purchaser will control 24,477,196 Shares. This represents approximately 91% of the Shares necessary to close the Offer and complete the Merger. This description of the Securities Purchase Agreement and Stockholder Agreements is qualified by reference to Exhibits (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) hereto and is incorporated herein by reference.

      (d) Opinions of Perseus and Houlihan
      As noted in subpart (a) of this Item 4, above, at the February 4, 2005, meeting of the Special Committee, both Perseus and Houlihan reviewed with the Special Committee their financial analyses of the consideration payable in the transaction. Following the meeting, Houlihan delivered its written opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, (i) the aggregate consideration to be received by holders of the Preferred Stock and holders of the Shares, collectively, is fair from a financial point of view, and (ii) the consideration to be received by the holders of the Shares, other than the GAP Entities, is fair from a financial point of view. In addition, Perseus delivered its written opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Tickets.com’s common stockholders, other than the GAP Entities and any other holders of Preferred Stock and their affiliates, from a financial point of view.
      The Perseus Opinion and Houlihan Opinion, each dated February 14, 2005, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, are attached as Annex A and Annex B to this Schedule 14D-9 as Exhibits (a)(2)(ii) and (a)(2)(iii), respectively, and incorporated herein by reference. Both opinions are directed to the Special Committee. The Perseus Opinion only addresses the fairness of the consideration from a financial point of view to holders of the Shares, other than the GAP Entities, and other holders of Preferred Stock, and their affiliates. The Houlihan Opinion addresses the fairness of the aggregate consideration to be received by the Preferred Holders and the holders of the Shares, collectively, as well as the consideration to be received by holders of the Shares, other than the GAP Entities. These opinions are as of the date of the opinions and do not address any other aspect of the Offer or the Merger.
      The Perseus Opinion and the Houlihan Opinion are not a recommendation to any Tickets.com stockholder to tender their Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter and should not be relied upon by Tickets.com stockholders as such. The summary of the Perseus Opinion and Houlihan Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the two opinions, attached as Annex A and Annex B hereto, which should be read carefully and in their entirety.

Item 5.	Persons Retained, Employed or Compensated
      Perseus and Houlihan were engaged to provide financial advisory services in connection with the Merger Agreement, the Offer and the Merger. Perseus and Houlihan were also engaged to provide financial opinion letters in connection with the Merger Agreement, the Offer and the Merger. Perseus was selected by the Company and Houlihan was selected by the Special Committee to act as financial advisors based on their respective qualifications, expertise, reputation and knowledge of the business and affairs of Tickets.com.
      Pursuant to an engagement letter dated as of June 23, 2004, Perseus provided financial advisory services and a financial opinion in connection with the Merger, and on behalf of Tickets.com, the Special Committee agreed that Tickets.com will pay Perseus a $750,000 success fee, less the sum of the $15,000 monthly retainer fees which have been paid since July 15, 2004, and will continue to be paid through the close of the Merger a $250,000 opinion fee. Pursuant to an engagement letter dated as of November 23, 2004, Houlihan provided financial advisory services in connection with the Merger, and on behalf of Tickets.com, the Special Committee agreed that Tickets.com will pay Houlihan fees that are customary for this type of investment banking services if the Merger is completed. On behalf of Tickets.com, the Special Committee also agreed that Tickets.com will reimburse Perseus and Houlihan for expenses incurred by each of them in performing such services. In addition, on behalf of Tickets.com, the Special Committee has also agreed that Tickets.com will indemnify Perseus and Houlihan and their respective affiliates, directors, officers, agents and employees and each person, if any, controlling each of them or any of their respective affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of their respective engagement and any related transactions.
      Tickets.com is advised that the Purchaser and Parent have retained D.F. King (the “Information Agent”) to be the Information Agent and Mellon Investor Services (the “Depositary”) to be the Depositary in connection with the Offer. The summary and description of the arrangements with the Information Agent and the Depositary set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase are incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company: Securities Transactions
      Except as described in this Schedule 14D-9, during the past 60 days, no transactions in Shares have been effected by Tickets.com or, to Tickets.com’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals: Subject Company Negotiations
      Except as described in this Schedule 14D-9, Tickets.com is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of Tickets.com’s securities by Tickets.com, any subsidiary of Tickets.com, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Tickets.com or any subsidiary of Tickets.com; (3) a purchase, sale or transfer of a material amount of assets of Tickets.com or any subsidiary of Tickets.com; or (4) a material change in the present dividend rate or policy, or indebtedness or capitalization of Tickets.com.
      Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board or Special Committee, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
      (a) Delaware Anti-Takeover Statute. As a Delaware corporation, Tickets.com is subject to Section 203 (“Section 203”) of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in a manner permitted by Section 203 not to be governed by Section 203 (Tickets.com did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a right to determine confidentially whether shares held by the plan will be tendered in a tender offer), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% (and not by written consent) of the voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s voting stock. The foregoing brief description of Section 203 is a summary only, included for the convenience of the reader, and does not fully set forth all significant details of Section 203. This summary description is qualified by the text of Section 203 itself, which the reader is encouraged to review.

      The Special Committee of the Board of Directors of Tickets.com has approved the Offer, the Securities Purchase Agreement and the four separate Stockholder Agreements and the Board of Directors of Tickets.com has approved the Merger. Accordingly, Section 203 of the DGCL is inapplicable to the transactions contemplated thereby.
      (b) Short-Form Merger. Under Section 253 of the DGCL, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Tickets.com’s stockholders (a “Short-Form Merger”), if Purchaser acquires at least 90% of the Shares pursuant to the Offer and other agreements described in Item 2 above.
      (c) Appraisal Rights. No appraisal rights are available in connection with the Offer. However, under Section 262 of the DGCL, appraisal rights will be available in connection with the Merger. Please read Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase, which is incorporated herein by reference.
      (d) Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Merger Agreement by the Purchaser at the consummation of the Offer, the acquisition of the Preferred Stock by the Purchaser pursuant to the Securities Purchase Agreement, and the Merger are all subject to the HSR Act requirements.
      Under the provisions of the HSR Act applicable to (a) the purchase of Shares pursuant to the Merger Agreement by the Purchaser at the consummation of the Offer, (b) the acquisition of the Preferred Stock by the Purchaser pursuant to the Securities Purchase Agreement, and (c) the Merger, such transactions may not be consummated until the expiration of a thirty (30) calendar day waiting period following the required filing of a Pre-merger Notification and Report Form under the HSR Act, which Parent and Company intend to submit on or as soon as practicable after the date hereof. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, thirty (30) calendar days after the filing date, unless early termination of the waiting period is granted or the Antitrust Division or the FTC issues a request for additional information or documentary material prior thereto. If such a request is made, the waiting period will expire on the thirtieth (30th) calendar day after the date of substantial compliance by Parent with such request, unless terminated earlier by the Antitrust Division or the FTC. Thereafter, the waiting period may be extended by court order or by consent of Parent.
      The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the thirty (30) calendar day HSR Act waiting period will be terminated early even if requested by Parent and Tickets.com. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the waiting period under the HSR Act. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the consummation of the Offer is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances.
      The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as (a) the purchase of Shares pursuant to the Merger Agreement by the Purchaser at the consummation of the Offer, (b) the acquisition of the Preferred Stock by the Purchaser pursuant to the Securities Purchase Agreement, and (c) the Merger. At any time before or after the consummation of the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer, seeking the divestiture of Shares purchased by Purchaser, or seeking the divestiture of substantial assets of Parent, Tickets.com, or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under Federal or state antitrust laws under certain circumstances.

Although Tickets.com believes that neither the (a) the purchase of Shares pursuant to the Merger Agreement by the Purchaser at the consummation of the Offer, (b) the acquisition of the Preferred Stock by the Purchaser pursuant to the Securities Purchase Agreement, nor (c) the Merger will violate the antitrust laws, there can be no assurance that a challenge to any or all of the foregoing transactions on antitrust grounds will not be made or the outcome of any such challenge.
      (f) Effect of the Offer on the Market for the Shares and Exchange Act Registration.
      The purchase of Shares pursuant to the Offer will reduce the number of Shares outstanding and will reduce the number of Shares that might otherwise be traded, which could affect the liquidity and market value of the remaining Shares held by the public. However, following the Effective Time of the Merger, which is anticipated to occur contemporaneously with or shortly after the consummation of the Offer, all Shares (other than (i) shares of Common Stock held in the treasury of Company, (ii) Shares owned by any Company subsidiary, (iii) Shares owned by Parent and any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, and (iv) other Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under Section 262 of the DGCL), will be cancelled and converted into the right to receive the Offer Price
      Promptly after completion of the Merger, Parent and Purchaser intend to file a Form 15 with the SEC to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act. Once the Shares are no longer registered under the Exchange Act, the Company will not be subject to the current and periodic reporting requirements of the Exchange Act. This will affect the liquidity and market value of any remaining Shares held by the public. The summary and description of the Merger Agreement in Section 10 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 9.	Material To Be Filed as Exhibits

Exhibit (a)(1)(i)	Offer to Purchase, dated February 17, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed February 17, 2005).
Exhibit (a)(1)(ii)	Letter of Transmittal, dated February 17, 2005 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on February 17, 2005).
Exhibit (a)(2)(i)	Letter to Stockholders of Tickets.com, dated February 17, 2005.
Exhibit (a)(2)(ii)	Opinion of Perseus Advisors LLC, dated February 14, 2005.
Exhibit (a)(2)(iii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated February 14, 2005.
Exhibit (a)(2)(iv)	Joint Press Release issued by Tickets.com and Parent on February 15, 2005 (incorporated by reference to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit (e)(1)	Agreement for Use and Nondisclosure of Confidential Information, entered into on or about June 18, 2004, between Tickets.com and Parent.
Exhibit (e)(2)	Amendment to Agreement for Use and Nondisclosure of Confidential Information, entered into as of September 16, 2004, between Tickets.com and Parent
Exhibit (e)(3)	Agreement and Plan of Merger, dated as of February 14, 2005, among Tickets.com, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed February 15, 2005 by Tickets.com).
Exhibit (e)(4)	Securities Purchase Agreement, dated as of February 14, 2005, among Parent, Purchaser, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, General Atlantic Partners 54, L.P. GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Tickets.com on February 15, 2005).

Exhibit (e)(5)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit (e)(6)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, Sports Capital Partners, LP, Sports Capital Partners (Cayman Islands), LP and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit (e)(7)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, General Atlantic Partners 46, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 74, L.P., GapStar LLC, GAP Coinvestment Partners, L.P., and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 2.5 to the Form 8-K by Tickets.com on February 15, 2005).
Exhibit (e)(8)	Stockholder Agreement dated as of February 14, 2005, among Parent, Purchaser, Competiber, S.A., Ignacio Suárez-Zuloaga, Ramon Suárez, and Valor XXI SICAV, S.A. (incorporated by reference to Exhibit 2.6 to the Form 8-K by Tickets.com on February 15, 2005).
Exhibit (e)(9)	Change In Control Bonus Escrow Agreement dated as of February 14, 2005, among Parent, U.S. Bank, N.A., as escrow agent, and each of the Company executives named therein as signatories.
Exhibit (e)(10)	Form 8-K filed on February 14, 2005, by Tickets.com, with a filing date of February 15, 2005, incorporated by reference.
Exhibit (e)(11)	Form 8-K filed on February 15, 2005, by Tickets.com incorporated by reference.
Exhibit (e)(12)	Form 8-K filed on February 15, 2005 by Tickets.com incorporated by reference.
ANNEX A	Opinion of Perseus Advisors LLC (included as Exhibit (a)(2)(ii) to this Schedule 14D-9).
ANNEX B	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Exhibit (a)(2)(iii) to this Schedule 14D-9).

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TICKETS.COM, INC.

By:	/s/ Ronald Bension

(Signature)

Ronald Bension, Chief Executive Officer

(Name and Title)

February 17, 2005

(Date)

INDEX TO EXHIBITS

Exhibit(a)(1)(i)	Offer to Purchase, dated February 17, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed February 17, 2005).
Exhibit(a)(1)(ii)	Letter of Transmittal, dated February 17, 2005 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on February 17, 2005).
Exhibit(a)(2)(i)	Letter to Stockholders of Tickets.com, dated February 17, 2005.
Exhibit(a)(2)(ii)	Opinion of Perseus Advisors LLC, dated February 14, 2005.
Exhibit(a)(2)(iii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated February 14, 2005.
Exhibit(a)(2)(iv)	Joint Press Release issued by Tickets.com and Parent on February 15, 2005 (incorporated by reference to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit(e)(1)	Agreement for Use and Nondisclosure of Confidential Information, entered into on or about June 18, 2004, between Tickets.com and Parent.
Exhibit(e)(2)	Amendment to Agreement for Use and Nondisclosure of Confidential Information, entered into as of September 17, 2004, between Tickets.com and Parent
Exhibit(e)(3)	Agreement and Plan of Merger, dated as of February 14, 2005, among Tickets.com, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed February 15, 2005 by Tickets.com).
Exhibit(e)(4)	Securities Purchase Agreement, dated as of February 14, 2005, among Parent, Purchaser, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, General Atlantic Partners 54, L.P. GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit(e)(5)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit(e)(6)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, Sports Capital Partners, LP, Sports Capital Partners (Cayman Islands), LP and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Tickets.com on February 15, 2005).
Exhibit(e)(7)	Stockholder Agreement, dated as of February 14, 2005, among Parent, Purchaser, General Atlantic Partners 46, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 74, L.P., GapStar LLC, GAP Coinvestment Partners, L.P., and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 2.5 to the Form 8-K by Tickets.com on February 15, 2005).
Exhibit(e)(8)	Stockholder Agreement dated as of February 14, 2005, among Parent, Purchaser, Competiber, S.A., Ignacio Suárez-Zuloaga, Ramon Suárez, and Valor XXI SICAV, S.A. (incorporated by reference to Exhibit 2.6 to the Form 8-K by Tickets.com on February 15, 2005).
Exhibit(e)(9)	Change In Control Bonus Escrow Agreement dated as of February 14, 2005, among Parent, U.S. Bank, N.A., as escrow agent, and each of the Company executives named therein as signatories.
Exhibit(e)(10)	Form 8-K filed on February 14, 2005, by Tickets.com, with a filing date of February 15, 2005, incorporated by reference.
Exhibit(e)(11)	Form 8-K filed on February 15, 2005, by Tickets.com incorporated by reference.
Exhibit(e)(12)	Form 8-K filed on February 15, 2005 by Tickets.com incorporated by reference.
ANNEX A	Opinion of Perseus Advisors LLC (included as Exhibit (a)(2)(ii) to this Schedule 14D-9).
ANNEX B	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Exhibit (a)(2)(iii) to this Schedule 14D-9).